UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO
FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-216213

COCA-COLA BOTTLERS JAPAN HOLDINGS
KABUSHIKI KAISHA
(Exact name of registrant as specified in its charter)

COCA-COLA BOTTLERS JAPAN HOLDINGS INC.
(Translation of registrant’s name into English)

Midtown Tower 11F
9-7-1 Akasaka
Minato-ku, Tokyo 107-6241
Japan
Telephone: +81-3-6896-1707
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

TABLE OF CONTENTS

PART I

Item 1. Exchange Act Reporting History

Item 2. Recent United States Market Activity

Item 3. Foreign Listing and Primary Trading Market

Item 4. Comparative Trading Volume Data

Item 5. Alternative Record Holder Information

Item 6. Debt Securities

Item 7. Notice Requirement

Item 8. Prior Form 15 Filers

PART II

Item 9. Rule 12g3-2(b) Exemption

PART III

Item 10. Exhibits

Item 11. Undertakings

SIGNATURE

PART I

Item 1. Exchange Act Reporting History

A. Coca-Cola Bottlers Japan Holdings Inc. (the “Registrant,” formerly named Coca-Cola West Company, Limited) issued shares of its common stock (“Shares”) to the then shareholders of Coca-Cola East Japan Co., Ltd. (“CCEJ”) in exchange for the shares of common stock that they held in CCEJ, pursuant to a share exchange agreement (“Share Exchange Agreement”). The Share Exchange Agreement was approved by CCEJ’s shareholders at a shareholders’ meeting held on March 23, 2017.  In connection with the offer and sale of Shares to the U.S. resident shareholders of CCEJ with regard to this transaction, a registration statement on Form F-4 (the “Registration Statement”) was filed with the Securities and Exchange Commission (the “Commission”) by the Registrant on February 24, 2017.   The Registrant first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on February 28, 2017, the date that the Registration Statement was declared effective by the Commission.

B. The Registrant has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. The Registrant has filed one special financial report under cover of Form 20-F pursuant to Rule 15d-2 under the Exchange Act. As provided in Release No. 34–55540 (March 27, 2007) issued by the Commission, a special financial report filed with the Commission pursuant to Rule 15d–2 constitutes an annual report pursuant to Section 13(a) of the Exchange Act for the purpose of complying with the prior reporting condition set forth in Rule 12h-6(a)(1) under the Exchange Act.

Item 2. Recent United States Market Activity

The Registrant’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, on March 23, 2017, when CCEJ’s shareholders approved the Share Exchange Agreement, as described in Item 1.

Item 3. Foreign Listing and Primary Trading Market

A. The Registrant has maintained a listing of its common stock on the First Section of the Tokyo Stock Exchange (the “TSE”), Tokyo, Japan, and the Fukuoka Stock Exchange (the “FSE”), Fukuoka, Japan.  Japan is the primary trading market for the Registrant’s common stock, as that term is defined in Rule 12h-6 under the Exchange Act.

B. The Registrant’s common stock was initially listed on the FSE in June 1994 and initially listed on the TSE in November 1996. The Registrant has maintained the listing of its common stock on the TSE and FSE for at least the 12 months preceding the filing of this Form 15F.

C. The percentage of trading in the Registrant’s common stock that occurred in Japan for the 12-month period from March 1, 2017, to February 28, 2018 (both dates inclusive) was 99.81 % of the worldwide trading volume.

Item 4. Comparative Trading Volume Data

A. The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on March 1, 2017 and ended on February 28, 2018 (both dates inclusive) (the “Applicable Period”).

B. The average daily trading volume (“ADTV”) of the common stock of the Registrant in the United States for the Applicable Period was 1,762 shares. The ADTV of the common stock of the Registrant on a worldwide basis for the Applicable Period was 927,640 shares.

C. The ADTV of the common stock of the Registrant in the United States for the Applicable Period was 0.19%  of the ADTV of the common stock of Registrant worldwide for the Applicable Period.

D. Neither the Registrant’s common stock nor American Depositary Shares representing such common stock are or have been listed on any national securities exchange or inter-dealer quotation system in the United States.

E. The Registrant has not terminated its sponsored American Depositary Receipt (“ADR”) facility regarding its common stock.

F. The source of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 is Bloomberg.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Registrant published in the United States a notice of its intent to terminate its reporting obligations under Section 15(d) of the Exchange Act on March 26, 2018.

B. The Registrant used Business Wire to disseminate the notice in the United States.  A copy of the notice is attached as Exhibit 1.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Registrant will publish the information required under Rule 12g3-2(b)(1)(iii) on its website: https://en.ccbj-holdings.com/

PART III

Item 10. Exhibits

1.1 Press release dated March 26, 2018.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Coca-Cola Bottlers Japan Holdings Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Coca-Cola Bottlers Japan Holdings Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date:  March 26, 2018

Coca-Cola Bottlers Japan Holdings Inc.

By:	/s/ Tamio Yoshimatsu
	Name:	Tamio Yoshimatsu
	Title:	Representative Director & President